

Mail Stop 3561

January 5, 2016

Jose P. Quiros
Chief Executive Officer
STL Marketing Group, Inc.
10 Boulder Crescent, Suite 102
Colorado Springs, Colorado 80903

> **Re:** **STL Marketing Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed December 11, 2015**
> **File No. 000-55013**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed December 11, 2015**
> **File No. 000-55013**

Dear Mr. Quiros:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. While each comment may reference only one of the above filings, to the extent applicable, please make any changes in response to our comments in each of the filings.

Amendment No. 4 to Registration Statement on Form 10

Overview of Our Telecommunications Business, page 4

2. We note your response to comment 4. Please include the information provided in your response in the disclosure in this section. In this regard, please include additional detail surrounding the costs of being a "Strategic Ally & Distributor" for CMP, such as product

installation expenses and marketing costs. Please also direct readers to the pertinent portions of the PSS agreement.

Item 1A. Risk Factors

We need governmental approval…, page 11

3. We note your response to comment 7 and your amended disclosure. Please discuss the risks posed to your company resulting from the uncertainty surrounding your Costa Rican operations, including the effects on your results of operations if business activities never commence in this region.

Item 4. Security Ownership of Certain Beneficial Holders and Management, page 18

4. Please confirm that no one individual is a five percent beneficial owner of the shares held in Cede & Co.'s name.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2014

Item 2. Properties, page 19

5. We note your response to comment 4 and your amended disclosure. Please remove the penultimate paragraph on page 19 as it is potentially confusing with regard to your intentions with the Guanacaste plant.

Item 12. Security Ownership of Certain Beneficial Owners and Management…, page 29

6. Please list Mr. Quiros' share ownership as 11.05% as he owns those shares held by Versant, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products